HEALING AT THE SPEED OF LIGHT™


06016642

Theralase Technologies Inc.
2nd Quarter Report
June 30. 2006




PROCESSED
SEP 0 8 2006
THOMSON
FINANCIAL


theraLASE™
Therapeutic Laser Treatment

82-3759


theraLASE
Therapeutic Laser Treatment

Report to Shareholders

Theralase Technologies Inc. ("Theralase" or the "Company") is pleased to present to shareholders the financial results of the Company for the second quarter of Fiscal 2006. We continue to record expanding sales, favorable profit margins and modest, consistent, bottom-line profitability. Your Company, under its Management, continues to produce positive financial results which are far in excess of those normally expected from (of) an emerging biotech company.

Our record of corporate milestones reached and exceeded is one that your Management, Directors and dedicated staff are proud of. The following broad-brush review, selected from the accompanying Quarterly Report, highlight your Company's progress during the period under review:

- The Company's financial position at June 30th, 2006 remained strong with $369,771 in cash and short term investments and $45,000 in debt.

- Revenues totaled $401,053 for the three-month period ended June 30, 2006, a 33% increase over the $301,221 in revenues reported for the same period last year. Cost of sales for the current period under review was $89,228, resulting in a gross margin, before expenses, of $324,182 for an *operating margin of 78%, compared with a 73% margin for the same period last year.* Operating expenses for the period were $271,278 resulting in net income, after non-cash amortization expense of $55,615, compared with $40,960 net income for the prior year's comparable period.

- On May 29th, 2006 the Company announced the appointment of Michel LeBel, H. Dan Routledge and Andrew Szonyi as new independent Directors of the Company.

  Mr. Lebel brings over 35 years of experience in banking, trust and insurance industries and is currently Chairman and President of a financial advisory corporation.

  Mr. Routledge is a successful financial and investment banking executive with over 45 years of experience, holding senior management positions with several major Canadian investment firms.

  Mr. Szonyi is a senior financial and business operations executive with over 40 years of broadly-based experience in business and education, including academic positions as Professor of Management and of Engineering at a major university.

- On May 29th, 2006 the Company announced the consolidation of corporate management functions between the parent company and its manufacturing and sales operating subsidiary, Theralase Inc., of Markham, Ontario.

- Effective June 1st, 2006, the Company received the highest international medical device quality standard rating of ISO 13485; 2003, essential for the stringent international regulatory requirements governing medical device manufacturing.

- As of July 5th, 2006, James R. Andrews MD was appointed Chairman of its newly organized Medical and Scientific Advisory Board. Further appointments include senior medical orthopaedic practitioners and healthcare specialists at the renowned American Sports Medicine Institute (ASMI) and Alabama Sports Medicine & Orthopaedic Center in Birmingham, Alabama. The ASMI, under the direction of Dr. Andrews, is a specialized North American facility, widely recognized throughout North America for the treatment of the full range of orthopaedic sports injuries.

  Joining Dr. Andrews as Advisory Board appointments were medical and physiotherapy specialists at ASMI, including: Lyle Cain MD, Jeffrey Dugas MD, Kevin Wilk DPT, and Lanier Johnson, the ASMI operations manager.

  Dr. Andrews is internationally recognized for his 43 years of scientific and clinical research in orthopaedic surgical practice, specializing in knee, shoulder and elbow sports injuries.

Dr. Cain is a practicing orthopaedic surgeon and an orthopaedic consultant to professional sports teams.

Dr. Dugas is a practicing orthopaedic surgeon that has been widely published in medical journals for clinical studies and has received numerous awards and honors in his specialized field of orthopaedics and sports medicine.

Mr. Wilk has 24 years experience as a practicing physical therapist. He is widely published in the fields of sports medicine and orthopaedic rehabilitation and is currently involved in numerous clinical studies and projects in the field of orthopaedic and sports physical therapy.

Mr. Johnson has many years of management experience in the practice of sports medicine professional services and the development of comprehensive facilities for the practice of medical orthopaedic therapy.

- As of July 15th 2006 the Company entered into a 7 state U.S. sales and distribution agreement with Michael O'Connor of Western Dynamics. Mr. O'Connor heads a 25 member team that represents Theralase in the following 7 states; New York, New Jersey, Florida, Colorado, Utah, New Mexico and Wyoming.

Management's Discussion and Analysis of Financial Condition and Operations


theraLASE
Therapeutic Laser Treatment

The following Management Discussion and Analysis ("MD&A"), of **Theralase Technologies Inc.** (the "Company" or "Theralase") should be read in conjunction with the Company's unaudited consolidated financial statements for the second quarter ended June 30, 2006 and its audited consolidated financial statements for the year ended December 31, 2005. This quarterly report has been filed in accordance with the provisions of National Instrument 51-102 (*Continuous Disclosure Regulation*). Copies of the further relevant financial documents, and earlier corporate filings to date, may also be referenced on SEDAR at www.sedar.com. This MD&A is prepared as at August 21, 2006.

The Company's common shares are listed for trading on the TSX Venture Exchange (**Symbol : TLT**) and on the U.S. **OTC BB (Symbol : TLTFF).**

Forward-Looking Statements

Certain statements contained or incorporated in this MD&A which deal with the Company's financial condition and operating results, include information, analyses and projections as to future corporate developments which are currently in the planning stage, and on the projected operating financial performance of the Company, which constitute forward-looking statements. Such forward-looking statements, made with special reference to the Company's ongoing technologically complex healthcare and medical device research and development efforts, which may include in-house and independent clinical trials, testing new medical technologies and their applications, involve known and unknown risks and uncertainties that could cause actual events and results to differ materially from those estimated or anticipated and which may have been implied or expressed in such forward-looking statements. No conclusions as to the successful outcome of the ongoing and planned research and development projects in which the Company is involved are intended or implied nor can they be foreseen or predicted prior to definitive corporate announcements as to their outcome.

Furthermore, the forward-looking statements contained in this MD&A are made as of the date hereof and the Company does not undertake any obligations to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Company Profile

The Company is engaged in the design, development, manufacture and sale of innovative, proprietary, super-pulsed, therapeutic medical laser equipment for diverse medical rehabilitation applications in the rapidly expanding field of Low Level Laser Therapy ("LLLT"). The Company's medical lasers direct photon or light energy into the human and animal muscular skeletal structure to bio-stimulate, alleviate and accelerate the normal healing process for a wide range of pain conditions. The Company's laser technology platform is focused on diverse market-oriented applications in a broad range of healthcare sectors -- firstly, for non-invasive pain management, control and therapy applied to treat neural muscular skeletal conditions, arthritic and rheumatologic disorders; and secondly, to bio-stimulate and accelerate wound care and healing, including wound healing, non-healing fractures, bone regeneration and for osteoarthritic conditions.; and thirdly, combining proprietary metallic complexes with the photo-dynamic lasers (the Company's proprietary Bio-Feedback Laser System) to attack specifically-targeted cancerous growths.

Advancing the Theralase Technology Platform

The following summarizes several material technical and business developments that Management considers will fuel and accelerate near and longer term Company growth:

The Company is actively developing its patented, proprietary biofeedback laser technology in collaboration with the renowned cancer research facilities at the Princess Margaret Hospital Unit of Toronto's University Health Network ("UHN"), to precisely control the delivery of laser light energy to tissue depth. UHN is progressing on the biofeedback project and has successfully completed Phase O (Initial Feasibility of Light

Distribution in Multi-Layered Tissue). This result has proven the hypothesis of a relationship between light detected at depth F(z), and a radial distance R(r) from a laser light source. They also have successfully completed Phase 1 (Feasibility by Modeling of Light Distribution in Multi-Layered Tissue) to prove the hypothesis that Monte Carlo analysis accurately predicts the theoretical models of light transport in biological tissue. UHN is currently working on Phase 2 (Tissue Stimulating Phantom Measurements) to prove the hypothesis that multilayered phantoms accurately predict the theoretical models of light transport in biological tissue. The final stage of the project, Phase 3 (in vivo Measurements) is designed to prove the hypothesis that in an animal model, an optoelectronic prototype of a "biofeedback" therapeutic medical laser will automatically deliver a set amount of energy to a known depth without adversely affecting the tissue surface. Simply described, this innovative medical device is designed to accurately measure the sub-dermal penetration of the therapeutic laser light energy beam.

Our laser device will also be employed as a sensing system to locate and act upon the precise location of the body pain centers or other anomalous growths, including cancerous tumours -- in combination with Photo-Dynamic Metallic Compounds (PDC) -- to indicate the depth of the trauma or damage to the body tissue, cartilage, joints or bone structure. When fully developed, these devices may also be employed as a diagnostic tool by providing depth measurements within the body mass to more accurately locate anomalous tumours and other abnormalities. This application may also facilitate surgical laser procedures. Further medical and healthcare capabilities of the Theralase bio-feedback unit capabilities are in the laboratory evaluation stage.

In affiliation with UHN, and with the patented technology we hold under an exclusive, long-term license with Virginia Tech ("VT") of Blacksburg, Virginia, a major basic research university with many years of expertise in cancer therapy applications. The proprietary technologies held separately by VT and Theralase essentially collaborate to attack and destroy cancerous growths when they are targeted with the injected, specially-formulated, mixed-metal supramolecular complexes designed to concentrate in anomalous tumorous areas.

For further background on the well established Theralase pain therapy capabilities -- including diverse testimonials on our laser unit's proven, effective role in non-invasive pain management, control and therapy -- please reference our comprehensive corporate website -- **www.theralase.com.**

Current Significant Events

- In March 2006, the American Medical Association advised the Company that U.S. medical insurance reimbursement payments for Theralase laser therapy would be receivable from healthcare practitioners under CPT (Common Practice Terminology) Code No. 97039. CPT Code reimbursement to practitioners by U.S. medical insurance carriers is a potent sales tool for our U.S. sales and distribution network.

- Theralase has added 10 more cities to its successful 2006 educational seminar schedule. The cities are: Montreal, Pittsburgh, Manhattan, San Francisco, Los Angeles, Boston, Edmonton, Dallas, Miami, Ottawa.

- As of May 11th, 2006, Theralase entered into a Research Agreement with VT covering the design, formulation and advanced development of a series of PDCs that will be injected sub-dermally to concentrate in anomalous tumours for activation and attack by the Theralase PDT lasers which then destroy the cancer cells. The initial supramolecular metallic complex samples will be available and are currently being stored by VT in three different formulations; the first was completed June 15th; the second completed July 30th; and the final compound should be available on or about September 30th. Theralase is working with UHN and other Federal and Ontario Government agencies to commence *in vitro* and small animal *in vivo* analyses of the metallic complexes for cancer therapy efficacy. This project is planned to commence within 90-120 days.

- On May 29th, 2006 the Company announced the appointment of Michel LeBel, H. Dan Routledge and Andrew Szonyi as new Independent Directors of the Company and the consolidation of corporate management functions between the parent company and its manufacturing and sales operating subsidiary, Theralase Inc., of Markham, Ontario.

- Effective June 1, 2006, the Company received the highest international medical device quality standard rating of ISO 13485; 2003, essential for the stringent international regulatory requirements governing medical device manufacturing.

- On June 5th, 2006, the Company announced the closing of a non-brokered private placement of 150,000 common shares at a price of $0.52 per share for an aggregate financing of $78,000. The financing was individually and equally subscribed for as to 50,000 shares each by the three new independent Directors. The newly issued securities are subject to a 4-month hold period expiring October 10th,2006.

- As of July 5th, 2006, James R. Andrews MD was appointed Chairman of its newly organized Medical and Scientific Advisory Board. Further appointments include senior medical orthopaedic practitioners and healthcare specialists at the renowned American Sports Medicine Institute (ASMI) and Alabama Sports Medicine & Orthopaedic Center in Birmingham, Alabama. ASMI, under the direction of Dr. Andrews, is a specialized North American facility, widely recognized throughout North America for the treatment of the full range of orthopaedic sports injuries.

  Joining Dr. Andrews as Advisory Board appointments were medical and physiotherapy specialists at ASMI, including: Lyle Cain MD, Jeffrey Dugas MD, Kevin Wilk DPT, and Lanier Johnson, the ASMI operations manager.

- As of July 15th, 2006 the Company entered into a 7 state U.S. sales and distribution agreement with Michael O'Connor of Western Dynamics. Mr. O'Connor heads a 25 member team that represents Theralase in the following 7 states; New York, New Jersey, Florida, Colorado, Utah, New Mexico and Wyoming.

Overview of Financial Performance

During the period under review (2nd Quarter ending June 30, 2006), the Company's financial performance and its operating results reflected expanding production and sales of the Theralase therapeutic laser system. Bottom-line profitability continued through the 2005 fiscal year and for the first half of the 2006 fiscal year. These cash flow positive operating results, reported for the last two years, are significant financial credentials for an emerging biotech business. Research and development planning to expand the Company's product line is also a corporate priority (see "Outlook" below).

Results of Operations

Revenues totaled $401,053 for the three-month period ended June 30, 2006, a 33% increase over the $301,221 in revenues reported for the same period last year. Cost of sales for the current period under review was $89,228, resulting in a gross margin, before expenses, of $324,182 for an operating margin of 78%, compared with a 73% margin for the same period last year. Operating expenses for the period were $271,278 resulting in net income, after non-cash amortization expense of $55,615, compared with $40,960 net income for the prior year's comparable period. The reportable operating profit, on a per share basis, for both the current and previous years, was effectively break-even.

Assets (other than Cash and Equivalents)

The Company holds essential and valuable intellectual and research property rights and assets, including: patents, trademarks, research, development and related costs, and with a sizeable investment in the clinical trials and administrative costs of the FDA regulatory filing and approval process. The depreciated book value, essentially their depreciated cost, are estimated to aggregate approximately $899,104, to which is added $1,861,078 in goodwill. Management considers that the conservative value of the Company's intellectual and related property rights and assets now aggregate in excess of $4-million, still considerably below their replacement cost when management, office time and charges are included.

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated $1,002,701 compared with current liabilities of $164,305, netting a working capital position of over $838,396 resulting in a strong current ratio (current assets vs. current liabilities) of approximately 6.0.

Share Capital Analysis

As at the date of this MD&A, the share capital of the Company consisted exclusively of 33,236,725 common shares, compared with 33,086,725 common shares at the previous (2005) year-end. There are currently no dilutive securities outstanding or committed for issue, including, without limitation, senior or convertible securities nor share purchase warrants on the Company's share capital. During the period under review the Company issued incentive stock options totaling 2,650,000 shares, exercisable over a 5 year term at 60 cents per share, to its Directors, Advisory Board Members and senior officers under the Company's subsisting 2004 Stock Option Plan.

Summary of Quarterly Results
(Unaudited)

The following is selected quarterly financial information for Theralase, for the eight most recently completed quarters:

	Quarters Ended 2006		Quarters Ended 2005	
	June 30	March 31	December 31	September 30
Total revenues	413,410	334,344	397,638	300,273
Net income (loss)	55,615	74,519	(15,576)	(4,017)
Basic and diluted income per share	$ 0.00168	$ 0.00225	$ (0.00047)	$ (0.00012)

	Quarters Ended 2005		Quarters Ended 2004	
	June 30	March 31	December 31	September 30
Total revenues	311,292	197,706	323,272	147,786
Net income (loss)	40,960	(8,474)	122,152	(14,617)
Basic and diluted income per share	$ 0.00124	$ (0.00030)	$ 0.00437	$ (0.00052)

Segmented Information

The statements and projections herein are understood to be limited to one reportable operating segment which, for the purposes of this MD&A, comprises the manufacturing and sales of the Company's therapeutic medical laser equipment, largely in the North American market, without any differentiation as to geographic areas or locations. Manufacturing and marketing affiliations are being investigated in the European and Pacific Rim markets, but no firm business arrangements have been concluded to date. Management is currently engaged in programs to market the Company's product line and technology into several international markets, and for special applications, including acupuncture practitioners in the Pacific Rim and North America, as an adjunct therapy to be offered in their current patient practices.

Selected Financial Information and Accounting Policies

The audited Consolidated Financial Statements for the period ending December 31, 2005, and all other Financial Statements referred to herein, have been prepared in accordance with Canadian generally accepted

accounting principles (CGAAP), consistently applied, and all amounts and currencies reported therein, and in this MD&A, are in Canadian dollars, unless otherwise noted. The ongoing accounting policies are more particularly described in the Notes to the audited Consolidated Financial Statements for the fiscal year ending December 31, 2005. Please refer to the Company's historic annual and quarterly financial statement filings, including material interim Press Releases, on the regulatory website -- **www.SEDAR.com.**

Use of Financial Instruments

The Company has not entered into any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-balance sheet arrangements have been established nor are there any pending proposals or indicated business requirements to this effect.

Transactions with Related Parties

The aggregate remuneration paid directly and indirectly by the Company to the Directors and senior officers in respect of the fiscal year ended 31 December 2005 was $158,500 (2004 - $68,392; 2003 - $60,500). During the period under review the Company issued incentive stock options totaling 2,300,000 shares, exercisable over a 5 year term at 60 cents per share, to its Directors and senior officers under the Company's subsisting 2004 Stock Option Plan.

No bonuses, other annual compensation, other awards, payouts, share grants, were paid or are payable in respect of executive compensation for the years 2005, 2004, and 2003.

The Company also paid remuneration to Directors based on payments of $750 for each Director's Meeting attended in person or payments of $375 by way of telephone conference call, plus out-of-pocket expenses incurred in connection with attendance at such Meetings, or otherwise in furtherance of their duties as Directors. The non-executive Directors will also receive retainers, aggregating $5,000 per annum; the Chairman of the Audit Committee will receive an additional retainer of $2,500 per annum and the Chairman of the Compensation and Governance Committee to receive an additional retainer of $1,250 per annum. No Director or corporate officer is currently indebted to the Company, nor have they been indebted to the Company during 2005 or during the year 2006 to date.

Regulatory, Environmental and Other Risk Factors

The Company is not directly engaged in business or other operations which are subject to laws and regulations pertaining to environmental and health and safety matters, nor to political risks which are outside the Company's control. When the Company becomes directly engaged in such business operations, it will be committed to programs of environmental protection on all of its operating sites in accordance with governing national and international standards. Its current medical device business operations are managed by personnel that the Company considers professional, experienced and competent to fully comply with the relevant regulatory and environmental regulations.

The Company is directly and indirectly engaged in the design, manufacture, sale and marketing of therapeutic medical laser equipment, a category of medical device which is subject to regulatory oversights, audits and controls by various national regulatory agencies (FDA and Health Canada) and authoritative quality standards bodies (UL, CSA, ISO and CE), all with strict quality certification procedures. The Company is in full compliance with all the governing regulatory and quality standards approval requirements pertaining to the medical laser devices it currently designs, manufactures and markets.

Outlook

Management considers that the Company's future corporate growth will be enhanced by the diversified commercial development of the primary laser technology platform employing its proprietary Theralase technology and by commercialization of several current research and development initiatives. The proprietary Theralase laser technology will be employed to provide the Company with revenue growth in several essential, diverse and expanding healthcare sectors -- firstly, in neural muscular skeletal pain management; and secondly, in wound healing and bone regeneration, including osteoarthritic treatment. Additionally, the Company's current research and development initiatives; specifically, combining our laser Bio-feedback

technology and Photo Dynamic Therapy (PDT) technology (activation of PDC's employing Theralase laser technology to target and destroy cancerous tumours, with a minimally invasive methodology) will be the platform technology to launch the Company into major new markets (cancer therapy) to further expand revenue growth.

Theralase is also actively involved in expanding our product line by designing and manufacturing innovative Theralase laser equipment capable of servicing the full range of applications from the low-end home use market through to larger professional practices. The indicated purchase price of these new products is presently estimated to be from about 5% to 150% of the currently established "Professional" model price.

On Behalf of the Board:

per: Roger White; President and Chief Executive Officer

August 25th, 2006

THERALASE TECHNOLOGIES INC.

Consolidated Financial Statement
Unaudited June 30, 2006
Audited December 31, 2005

THERALASE TECHNOLOGIES INC.

Consolidated Balance Sheets

As at June 30, 2006 and December 31, 2005

	Unaudited June 30, 2006	Audited December 31, 2005
Assets		
Current		
Cash and cash equivalents	$ 88,024	$ 16,710
Short-term investment	281,747	314,505
Accounts receivable	434,777	253,798
Inventory	175,746	167,535
Prepaid expenses	22,408	27,632
	1,002,701	780,180
Property, plant and equipment	60,356	65,457
Patents & Trademarks	153,561	168,694
Research and Development Costs	277,228	215,101
FDA Clinical Study	407,959	458,924
Goodwill	1,861,078	1,861,078
	$ 3,762,883	**$ 3,549,433**
Liabilities		
Current liabilities		
Bank loan	$ 45,000	$ 30,000
Accounts payable and accrued liabilities	119,305	128,990
	164,305	158,990
Shareholder's Equity		
Share Capital (Note 4)	6,403,317	6,325,317
Contributed Surplus	1,806,760	1,806,760
Deficit	(4,611,499)	(4,741,633)
	3,598,578	3,390,444
	$ 3,762,883	**$ 3,549,434**

Responibility for Financial Statements

The accompanying unaudited Consolidated Financial Statements for Theralase Technologies Inc. have been prepared by Management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2005 audited Consolidated Financial Statements. These statements have been presented on the accrual basis of accounting. Management is satisfied that these Consolidated Financial Statements have been presented fairly.

Signed "Roger White"	Signed "Kristina Hachey"
Chief Executive Officer	Chief Financial Officer / Date
Roger White, P. Eng.	Kristina Hachey, C.G.A.

THERALASE TECHNOLOGIES INC.

Consolidated Statement of Operations and Defecit
(Prepared from the Books of Account)
Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Revenue				
Product Sales	$ 401,053	$ 301,221	$ 720,648	$ 493,359
Clinic Services	12,357	10,071	27,106	15,639
	413,410	311,292	747,754	508,998
Cost of Sales	89,228	84,312	158,157	138,723
Gross Margin	324,182	226,980	589,597	370,275
Operating Expenses				
Selling	41,490	36,565	54,406	63,384
Administrative	187,553	135,130	325,372	244,621
Interest	1,361	1,970	3,013	5,608
Amortization	40,874	14,745	81,578	28,972
	271,278	188,410	464,369	342,585
Income (loss) before the followi	52,904	38,570	125,228	27,690
Interest Earned	2,711	2,390	4,906	4,796
Income (loss) before income tax	55,615	40,960	130,134	32,486
Income taxes	-	-	-	-
Net income (loss) for the period	55,615	40,960	130,134	32,486
Deficit, beginning of period	(4,667,114)	(4,762,996)	(4,741,633)	(4,754,522)
Deficit, end of period	$ (4,611,499)	$ (4,722,036)	$ (4,611,499)	$ (4,722,036)
Earnings (loss) per share	$ 0.001681	$ 0.00124	$ 0.003915	$ 0.00097

THERALASE TECHNOLOGIES INC.

Consolidated Statement of Cash Flows
(Prepared from the Books of Account)
Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Cash flows from operating activities				
Net income	$ 55,615	$ 40,960	$ 130,134	$ 32,486
Items not involving cash				
Amortization	40,874	14,745	81,578	28,972
	96,489	55,705	211,712	61,458
Change in non cash working capital				
Accounts receivable	(71,154)	(9,084)	(180,979)	(18,890)
Investment tax credits receivable	-	-	-	(22,859)
Inventory	7,006	(8,434)	(8,211)	(824)
Prepaid expenses	13,293	8,151	5,224	1,110
Accounts payable and accrued liabilities	(37,299)	17,269	(9,685)	5,166
	8,335	63,607	18,061	25,161
Cash flows from investing activities				
Short-term investment	(17,221)	29,160	32,758	29,116
Purchase of property, plant and equipment	(2,895)	(6,582)	(2,895)	(10,211)
Purchase of research and development	(3,529)	(198,271)	(63,061)	(172,955)
Purchase of patents and trademarks	(2,933)	(27,290)	(6,550)	(28,307)
Purchase of FDA study	-	(166,555)	-	(162,248)
	(26,578)	(369,538)	(39,747)	(344,605)
Cash flows from investing activities				
Bank loan advance	(60,000)	(77,688)	15,000	(76,144)
Capital Stock Issuance	78,000	361,512	78,000	361,512
Advances from (to) shareholders	-	-	-	(835)
	18,000	283,824	93,000	284,533
Increase (Decrease) in cash	(242)	(22,107)	71,314	(34,911)
Cash, beginning of period	88,266	25,724	16,710	38,528
Cash, end of period	$ 88,024	$ 3,617	$ 88,024	$ 3,617

THERALASE TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

June 30, 2006 - Unaudited

Accounting Policies

1. The Management of Theralase Technologies Inc. ("the Company") has prepared the unaudited Consolidated Financial Statements for the six months ended June 30, 2006 in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the audited December 31, 2005 Consolidated Financial Statements.

2. These unaudited interim Consolidated Financial Statements follow the same accounting policies as the December 31, 2005 Audited Consolidated Financial Statements.

3. Certain comparative figures for the period may have been reclassified to current period's presentation.

4. At June 30, 2006, there were 33,236,725 (June 30, 2005 - 33,086,725) common shares issued and outstanding.